Michael J. FitzGerald*
Eoin L. Kreditor*
Eric P. Francisconi
Lynne Bolduc
March 18, 2020	George Vausher, LLM, CPA‡
Eric D. Dean
John C. Clough
David M. Lawrence
Ronald Alper	Natalie N. FitzGerald
Division of Corporation Finance	Jodi M. Wirth
Office of Real Estate & Construction	Brook John Changala
U.S. Securities & Exchange Commission	Josephine Rachelle Aranda
100 F Street, NE	John M. Marston†
Washington, D.C. 20549	Deborah M. Rosenthal†
Maria M. Rullo†
Larry S. Zeman†

Re:	Investment Grade R.E. Income Fund, L.P.
Draft Offering Statement on Form 1-A
Filed February 5, 2020
CIK 0001798925

Dear Mr. Alper:

We have received your comment letter dated March 3, 2020 (the “Comment Letter”) regarding the Draft Offering Statement on Form 1-A filed on February 5, 2020 (the “Offering Statement”) on behalf of Investment Grade R.E. Income Fund, L.P. (the “Company”). We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Cover page

1.	Disclosure on page 3 and in the Business section indicates that you may invest in properties with tenants that do not have investment grade rated credit ratings but that may be “other unrated but creditworthy tenants . . . as determined by the General Partner.” To avoid confusion that may arise from the use of the term “investment grade” in the company’s name, please revise the cover page to clarify that any or all of your investments may be in properties leased by tenants that do not have an investment grade credit rating.

Response: We have added on page 3 and in the Business section that at least 80% of our annualized straight-line rent will be derived from Investment Grade tenants.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 18, 2020 Page 2

Management, page 42

2.	Please provide Messrs. Levy’s and Peus’ principal occupations and employment during the last five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Form 1-A.

Response: We have included additional information regarding Mr. Levy and Mr. Peus’ principal occupations and employment during the last five years, as follows:

From 2013 to present Mr. Levy works as a Senior Adviser for Trafalgar Advisors, LLC, which is the manager to a private real estate fund. From 2015 through 2018, Mr. Levy was co-managing member of IGF Realty Advisors, LLC, a private real estate fund. Mr. Levy is the Senior Director/Founder of the General Partner from 2019 to present.

Mr. Peus worked with BioIQ, Inc. from 2005 to 2018 as its Chief Financial Officer, and then from 2018 to 2019, he worked as its Chief Business Officer. After leaving BioIQ, Inc. in 2019, Mr. Peus joined the Fund in 2020.

Repurchase of Units, page 49

3.	Please disclose whether there are any limits on the number of Units you can repurchase at any time or from time to time, or on the amount or source of funds you can use to repurchase Units.

Response: We have revised the description regarding the Repurchase of Units that the Fund will repurchase a maximum of 10% of Units per annum. We have also amended the limited partnership agreement (the “Second Amended & Restated Limited Partnership Agreement”) to include this 10% limit.

Signatures, page 73

4.	Please identify and have the offering statement signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors or governing body, as appropriate. See Instructions to Signatures of Form 1-A.

Response: We have revised the Signature page to include signature lines and signatures for William Levy as the principal executive officer and Brent Peus as the principal financial officer and principal accounting officer.

General

5.	We note that you are a limited partnership that intends to invest in commercial properties and that you have not as yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the prior performance information of the general partner and its affiliates, and other disclosures contemplated by Industry Guide 5, or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), and Item 7(c) of Part II of Form 1-A.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 18, 2020 Page 3

Response: The General Partner of the Fund is a newly formed entity and thus does not have a “track record” or prior performance. The principals of the General Partner have experience in originating, financing, and managing commercial real estate over the past 46 years. However, their capacity was not as a sponsor. This is disclosed in the Business section of the Offering Circular.

6.	In an appropriate section of your offering circular, please clearly and prominently disclose the provisions of the Amended and Restated Limited Partnership Agreement and the Subscription Agreement that identify courts in the County of Orange, State of California as the exclusive forum for litigation related to those agreements. Please disclose whether each provision permits claims to be made in both federal and state courts in Orange County and whether it applies to actions arising under the Securities Act or Exchange Act. In that regard, note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to claims arising under the Securities Act or Exchange Act, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in each agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Lastly, please include risk factor disclosure that clearly describes any risks or other impact on investors, such as increase costs to bring claim, and that the provisions may discourage claims or limit investors’ ability to bring a claim in a judicial forum they find favorable.

Response:

We have revised the “Summary of Limited Partnership Agreement” and “Plan of Distribution” sections disclosing the provision of the Second Amended and Restated Limited Partnership Agreement and the Subscription Agreement, respectively, that identify courts in the County of Orange, State of California as the exclusive forum for litigation related to those agreements, and that it does not apply to actions arising under the Securities Act or Exchange Act.

We have also included a risk factor describing the risks and potential impact to investors of designating a state or federal court located in the State of California as the exclusive forum for any dispute.

Our Second Amended & Restated Limited Partnership Agreement, Section 18.1 regarding Exclusive Jurisdiction and Venue, was amended to include the additional sentence: This provision will not apply to actions arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended.

Section 7.5 of the Subscription Agreement was revised to now include the additional sentence: This provision will not apply to actions arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 18, 2020 Page 4

We have amended the Offering Circular to reflect these responses to the Comment Letter.

Thank you for your continued review of the Offering Circular. Please let us know if you have any further comments.

Very Truly Yours,

/s/ Lynne Bolduc, Esq.
Lynne Bolduc, Esq.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California